July 18, 2025

Trent Ward
Chief Executive Officer
Interactive Strength, Inc.
1005 Congress Ave., Suite 925
Austin, TX 78701

       Re: Interactive Strength, Inc.
           Registration Statement on Form S-3
           Filed June 27, 2025
           File No. 333-288405
Dear Trent Ward:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed June 27, 2025
Where You Can Find More Information; Incorporation by Reference, page 1

1. Please revise your disclosure to specifically incorporate by reference the Form 10-Q for period ended 3/31/25, or tell us why you believe this is not required. Refer to Item
       12(a) of Form S-3.
Digital Asset Treasury Strategy, page 9

2. We note here and in your Form 8-K filed June 11, 2025 that you used approximately
       $47.25 million to purchase FET tokens for the benefit of your wholly-owned
       subsidiary, Interactive Strength Treasury LLC. Please provide a materially complete description of FET and your treasury strategy. In that regard:
           Describe the use case for FET including its intended purpose, use and/or function.
           Provide a discussion of FET    tokenomics    discussing the past and
current supply
 July 18, 2025
Page 2

           of FET, how new FET is created, any burn mechanism, the amount of FET locked up and the related unlocking schedule, and any inflationary or deflationary mechanism.
             Include a discussion of the FET ecosystem and a description of the lifecycle of the
           FET token.
             Provide risk factor disclosure discussing any material risks related to the FET token and its ownership.
             Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.
             Explain the custody arrangements for the FET you hold.
             Provide separate risk factors addressing material risks related to your treasury strategy and your issuance of convertible debt.
Exhibit Index, page 33

3. Please add the following exhibits to the list of exhibits to the registration statement:
           The certificate of designation or other instrument defining the rights of the preferred stock;
           The form of warrant agreement;
           The form of unit agreement; and
           any agreements related to the rights being offered.
4. We note that you are registering the offer and sale of debt securities. Please either file a Form T-1 or, if you are relying on Section 305(b)(2) of the Trust Indenture Act, annotate the exhibit index to indicate such intention and include the undertaking contained in Item 512(j) of Regulation S-K.
General

5. On your cover page and in the section "Description of Rights," you describe "rights"
       that you intend to offer. We note that your fee table does not list the rights being offered and the legal opinion does not opine on the rights being offered. Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Kristin Baldwin at 202-551-7172 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.
 July 18, 2025
Page 3



                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing